Exhibit 99.1

ZTO PROVIDES UPDATE ON Voluntary Conversion to Dual-Primary Listing on The Main Board of The Stock Exchange of Hong Kong Limited

SHANGHAI, Dec. 23, 2022 /PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today provides an update on the Company’s proposed voluntary conversion of its secondary listing status on The Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) to dual-primary listing (the “Primary Conversion”).

Application for Conversion to Dual-Primary Listing. The Company has applied to the Hong Kong Stock Exchange with regards to the Primary Conversion and the Company has received the acknowledgement from the Hong Kong Stock Exchange in respect of the application for the Primary Conversion. The effective date (the “Effective Date”) on which the Primary Conversion shall become effective is expected to be May 1, 2023, subject to the approval of the Hong Kong Stock Exchange. Upon the Primary Conversion being effective, the Company will be dual-primary listed on the Hong Kong Stock Exchange in Hong Kong and the NYSE in the United States.

Continuing Connected Transactions. The board of directors of the Company (the “Board”) announces that on December 23, 2022, the Company entered into the Procurement Framework Agreement, the Franchise Agreements, the Freight Services Agency Agreement, the Warehouse Storage Framework Agreement, the Express Delivery Services Framework Agreement, the ZTO Freight Transportation and Logistics Services Agreement and the Property Leasing Framework Agreements (together, the “CCT Agreements”). Pursuant to Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time (the “Hong Kong Listing Rules”), the relevant counterparties of the CCT Agreements shall be regarded as connected persons of the Company upon the Effective Date as a result of their respective relationship with the directors or substantial shareholders of the Company or its subsidiaries. Accordingly, the CCT Agreements and the transactions contemplated thereunder shall constitute continuing connected transactions of the Company upon the Effective Date.

Proposed Grant of Share Repurchase Mandate and Issuance Mandate. Ordinary resolutions will be proposed at the first upcoming general meeting of the Company, which will be convened before the Primary Conversion, to approve the grant of (i) a share repurchase mandate to the directors of the Company to repurchase Class A ordinary shares of the Company with a par value of US$0.0001 each (the “Class A Ordinary Shares”) and/or American depositary shares (the “ADSs,” each representing one Class A Ordinary Share), not exceeding 10% of the number of issued ordinary shares of the Company as of the date of the resolution granting the share repurchase mandate, and (ii) an issuance mandate to the directors to allot, issue or deal with unissued Class A Ordinary Shares and/or ADSs not exceeding 20% of the number of issued ordinary shares as of the date of the resolution granting the issuance mandate.

Proposed Adoption of New Memorandum and Articles of Association. The Board has proposed to amend the third amended and restated memorandum and articles of association of the Company by adopting a new set of memorandum and articles of association in substitution for and to the exclusion of the existing memorandum and articles of association in order to comply with Appendix 3 to the Hong Kong Listing Rules upon the Primary Conversion.

The Company’s corresponding announcement on the Hong Kong Stock Exchange is available on the Company’s website at http://zto.investorroom.com.

The Primary Conversion is conditioned on and subject to, among other things, the compliance with the Hong Kong Listing Rules and Company’s obtaining of the necessary approvals from the Hong Kong Stock Exchange. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion as and when appropriate in accordance with the applicable rules and regulations. This press release is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any securities of the Company. Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about ZTO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in ZTO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508